                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                       3CI COMPLETE COMPLIANCE CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   88553J-10-4
                                 (CUSIP Number)

                               Mr. Mark C. Miller
                      President and Chief Executive Officer
                                Stericycle, Inc.
                            28161 North Keith Drive
                          Lake Forest, Illinois  60045
                                 (847) 367-5910
            (Name, Address and Telephone Number of Person Authorized
                     To Receive Notices and Communications)

                                December 18, 2002
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for purposes of section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP NO. 88553J-10-4

(1)      Name of reporting person                                                              Stericycle, Inc.
         IRS identification nos. of above persons                                              36-3640402

(2)      Check the appropriate box if a member of a group                                      (a)   [  ]
                                                                                               (b)   [  ]

(3)      SEC use only

(4)      Source of funds                                                                       WC

(5)      Check if disclosure of legal proceedings is required
         pursuant to Items 2(d) or 2(e)                                                        [  ]

(6)      Citizenship or place or organization                                                  Delaware

         Number of shares beneficially owned by each reporting person with:
         (7)    Sole voting power                                                              6,578,504
         (8)    Shared voting power                                                            0
         (9)    Sole dispositive power                                                         6,578,504
         (10)   Shared dispositive power                                                       0

(11)     Aggregate amount beneficially owned by each reporting person                          6,578,504

(12)     Check if the aggregate amount in Row (11) excludes certain shares                     [  ]

(13)     Percent of class represented by amount in Row (11)                                    71.52%

(14)     Type of reporting person                                                              CO


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



         This amendment amends as follows the Statement on Schedule 13D dated October 8, 1998 that Stericycle, Inc. ("Stericycle") filed on October 13, 1998, as amended by Amendment No. 1 to Schedule 13D dated May 1, 2002 that Stericycle filed on May 9, 2002.

ITEM 2.       IDENTITY AND BACKGROUND

         Schedule A to this amendment lists the name, residence or business address, principal occupation or employment, and name and address of his or her employer, of each of Stericycle's executive officers and directors as of the date of this amendment.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This amendment is filed to report the purchase on December 18, 2002 of an additional 541,286 shares of common stock of the issuer, 3CI Complete Compliance Corporation ("3CI"), by Stericycle's wholly-owned subsidiary, Waste Systems, Inc., a Delaware corporation ("WSI").

         These shares were acquired pursuant to the exercise of a warrant to purchase up to 541,286 shares of 3CI common stock at an exercise price of $.10 per share. 3CI issued this warrant to WSI in connection with and in consideration of an earlier extension by WSI of the maturity of the amended and restated secured promissory date, dated October 1, 1998, as amended, from 3CI to WSI.

         The source of the funds that Stericycle provided to WSI to use to pay the exercise price of the warrant was cash on hand.

ITEM 4.       PURPOSE OF TRANSACTION

         The purpose of the transaction was to acquire additional shares of 3CI common stock prior to the expiration of the underlying warrant on December 20, 2002.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         Stericycle owns directly, or indirectly through its wholly-owned subsidiary WSI, 6,578,504 shares of 3CI common stock. These shares represent 71.52% of the 9,198,325 shares of 3CI common stock which were outstanding as of August 14, 2002 (according to 3CI's quarterly report on Form 10-Q for the quarter ended June 30, 2002). Stericycle, through WSI, has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, all 6,578,504 shares.

         None of the executive officers or directors of Stericycle named in the attached Schedule A beneficially owns any shares of 3CI common stock.

         Except for the warrant exercise described in Item 3, neither Stericycle nor any of the executive officers or directors of Stericycle named in the attached Schedule A, nor any direct or


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





indirect subsidiary of Stericycle, has effected any transaction in 3CI common stock during the past 60 days.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

         Dated:  January 6, 2003.

                                STERICYCLE, INC.

                                By       /s/ MARK C. MILLER
                                  ----------------------------------------------
                                             Mark C. Miller
                                  President and Chief Executive Officer

                                   SCHEDULE A

                    EXECUTIVE OFFICERS OF STERICYCLE, INC.(1)

         NAME                                                     TITLE
         ----                                                     -----
         Mark C. Miller                                           President and Chief Executive Officer

         Richard T. Kogler                                        Executive Vice President and Chief Operating Officer

         Frank J.M. ten Brink                                     Executive Vice President and Chief Financial Officer

         Anthony J. Tomasello                                     Executive Vice President and Chief Technology Officer

(1) All executive officers use Stericycle's address for his business address. All executive officers are United States citizens, with the exception of Frank J.M. ten Brink, who is a citizen of the Netherlands.

                        DIRECTORS OF STERICYCLE, INC.(1)

         NAME                                                     BUSINESS ADDRESS
         ----                                                     ----------------
         Jack W. Schuler                                          Crabtree Partners LLC
         Chairman of the Board                                    28161 North Keith Drive
                                                                  Lake Forest, Illinois 60045

         Mark C. Miller                                           Stericycle, Inc.
         President and Chief Executive Officer                    28161 North Keith Drive
                                                                  Lake Forest, Illinois 60045

         John P. Connaughton                                      Bain Capital, LLC
                                                                  111 Huntington Avenue
                                                                  Boston, Massachusetts 02199

         Rod F. Dammeyer                                          CAC, LLC
                                                                  676 North Michigan Avenue
                                                                  Suite 2800
                                                                  Chicago, Illinois 60611

         Patrick F. Graham                                        The Gillette Company
                                                                  The Prudential Building
                                                                  800 Boylston Street
                                                                  Boston, Massachusetts 02199

         John Patience                                            Crabtree Partners LLC
                                                                  28161 North Keith Drive
                                                                  Lake Forest, Illinois 60045

         Thomas R. Reusche                                        Madison Dearborn Partners, LLC
                                                                  Three First National Plaza
                                                                  Suite 3800
                                                                  Chicago, Illinois 60602

         Peter Vardy                                              161 East Chicago Avenue
                                                                  Chicago, Illinois 60611

         L. John Wilkerson, Ph.D.                                 Galen Associates
                                                                  610 Fifth Avenue
                                                                  New York, New York 10020

(1)    All directors are United States citizens.



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